OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: July 31, 2024 Estimated average burden hours per response.......1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 000-56439

DILIGENT CAPITAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

60 Perimeter Center Place, 108, Atlanta, Georgia 30346

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Registrant’s telephone number, including area code: (404) 941-5527

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Two (2)

Pursuant to the requirements of the Securities Exchange Act of 1934, Diligent Capital Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 18, 2024	Diligent Capital Holdings, Inc.

	By:	/s/ Steven D. Mitcham
Name: Steven D. Mitcham Title: Chief Executive Officer